November 9, 2010

Mellissa Duru
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Corporate Property Associates 14, Inc., Schedule TO-T filed October 27, 2010, as amended, by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers
SEC File No. 005-85587

Dear Ms. Duru:

Thank you for your additional letter dated November 8, 2010, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
I respectfully disagree that mailing the offer to shareholders on a list that was current earlier this year does not satisfy the dissemination requirements. Rule 14d-4 provides that the bidder must “publish, send or give the disclosure…” and then proceeds to say that “Tender offers may be published or sent or given to security holders by other methods…”  The Staff stated in Release No. 34-43069 that “mailing the offering document to security holders using a security holder list” constitutes adequate dissemination.  It does not say the security holder list has to be updated within some specified time period.  The point of Rule 14d-4 is to ensure that the offer reaches security holders.  Obviously it does not need to reach every security holder, or Rule 14d-4 would not consider publication in a newspaper to be adequate dissemination.  Further, the list that we have for CPA 14 was given to us by CPA 14 this year.  As you can see from the publications we provided to you, the number of trades in the informal secondary market are immaterial.  For example, in the July/August 2010 Direct Investments Spectrum, there were 19 trades in CPA 14.  At the very most, then, there was a change in the list of security holders of approximately 0.067%.  There were 22 trades in May/June and 10 in March/April.  Thus, at the very least, we have mailed to 28,266 of the 28,317 shareholders, or 99.82% of all shareholders.  I say this is “at the very least” because we have reason to believe that a significant number of the “buyers” on those trades are already owners of CPA 14 acquiring more, meaning that actual change in the number of shareholders is substantially less.  Further, the information in the other publication, the Stanger Report, is often duplicative.  You may notice that there is significant overlap in the firms that report secondary market information to these publications.

2.
A delay of up to 4 weeks is not atypical in terms of industry practice and norms and in our own experience.  I do not believe that we are under any obligation to amend our disclosure to inform shareholders of the provisions of any applicable securities laws or regulations.  I agree that we are under an obligation to promptly pay for securities tendered and transferred to us, and we say in the offer in multiple places that we will pay shareholders promptly after the securities are transferred.  While we do monitor the process, we do not have any more obligation to do so than the tendering security holder.  The Staff’s release quoted above states that “The offer should disclose the anticipated time frame for settlement if it is expected to be delayed for these reasons.”  We do.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,
Chip Patterson
Senior Vice President and General Counsel